Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS (UNAUDITED)

For the three and six month periods ended June 30, 2024

Greenfire Resources Ltd.

Condensed Interim Consolidated Balance Sheets

(Unaudited)

As at		June 30	December 31
($CAD thousands)	note	2024	2023
Assets
Current assets
Cash and cash equivalents		$159,977	$109,525
Accounts receivable	4	28,216	34,680
Inventories		13,520	13,863
Prepaid expenses and deposits		3,072	5,746
		204,785	163,814
Non-current assets
Property, plant and equipment	6	974,026	941,374
Deferred income tax asset		68,295	68,295
		1,042,321	1,009,669
		1,247,106	1,173,483
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4	82,775	59,850
Current portion of long-term debt	9	121,132	44,321
Warrant liability	12	25,692	18,630
Taxes payable		1,063	1,063
Current portion of lease liabilities		7,388	6,002
Risk management contracts	8	26,315	417
		264,365	130,283
Non-current liabilities
Long-term debt	9	275,452	332,029
Lease liabilities		4,039	7,722
Decommissioning liabilities	7	22,132	8,449
		301,623	348,200
		565,988	478,483
Shareholders’ equity
Share capital	10, 11	161,101	158,515
Contributed surplus	10, 11	9,387	9,788
Retained earnings		510,630	526,697
		681,118	695,000
		$1,247,106	$1,173,483

Subsequent event (note 8 & 9)

Related party transactions (note 11)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

These Condensed Interim Consolidated Financial Statements were approved by the Board of Directors.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 2

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

		Three months ended June 30		Six months ended June 30
($CAD thousands, except per share amounts)	note	2024	2023	2024	2023
Revenues
Oil sales	5	$219,444	$173,605	$420,434	$353,273
Royalties		(9,919)	(5,793)	(16,234)	(10,295)
Oil sales, net of royalties		209,525	167,812	404,200	342,978
Realized loss on risk management contracts	8	(13,798)	(6,777)	(22,595)	(6,957)
Unrealized gain (loss) on risk management contracts	8	12,839	11,134	(25,898)	16,157
		208,566	172,169	355,707	352,178
Expenses
Diluent expense		84,545	74,027	176,227	175,883
Transportation and marketing		13,313	13,586	26,512	29,600
Operating expenses		34,997	35,675	71,345	75,439
General and administrative		3,869	2,332	8,618	4,833
Stock-based compensation	11	2,568	325	3,420	650
Financing and interest		17,759	5,398	33,215	20,714
Depletion and depreciation	6	17,153	17,120	35,156	38,035
Exploration expenses		580	1,026	1,134	2,819
Other income		(1,261)	(458)	(2,702)	(666)
Transaction costs	3	-	1,914	-	4,241
Loss on revaluation of warrants	12	683	-	7,062	-
Foreign exchange loss (gain)		3,512	(6,226)	11,787	(6,529)
Total expenses		177,718	144,719	371,774	345,019
Net income (loss) before taxes		$30,848	$27,450	$(16,067)	$7,159
Income tax (expense) recovery		-	(3,095)	-	518
Net income (loss) and comprehensive income (loss)		$30,848	$24,355	$(16,067)	$7,677
Net income (loss) per share
Basic[1]	10	$0.45	$0.50	$(0.23)	$0.16
Diluted[1]	10	$0.43	$0.35	$(0.23)	$0.11

(1)	For the periods ended June 30, 2023, the Company’s basic and diluted earnings per share is the net income (loss) per common share of Greenfire Resources Inc (see Note 1) and the weighted average common shares outstanding has been recast by the applicable exchange ratio following the completion of the De-Spac Transaction with MBSC (Note 3.)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 3

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

Six months ended June 30
($CAD Thousands)	note	2024	2023
Share capital
Balance, beginning of period		$158,515	$15
Issuance of share on exercise of share units	10, 11	2,586	-
Balance, end of period		161,101	15
Contributed surplus
Balance, beginning of period		9,788	44,674
Stock-based compensation	11	3,420	650
Issuance of shares on exercise of share units	10, 11	(3,821)	-
Balance, end of period		9,387	45,324
Retained earnings
Balance, beginning of period		526,697	793,082
Net income (loss) and comprehensive income (loss)		(16,067)	7,677
Balance, end of period		510,630	800,759
Total shareholders’ equity		$681,118	$846,098

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 4

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

		Three months ended June 30		Six months ended June 30
($CAD Thousands)	note	2024	2023	2024	2023
Operating activities
Net income (loss)		$30,848	$24,355	$(16,067)	$7,677
Items not affecting cash:
Income tax expense (recovery)		-	3,095	-	(518)
Unrealized loss (gain) on risk management contracts	8	(12,839)	(11,134)	25,898	(16,157)
Depletion and depreciation	6	17,287	17,255	35,086	37,658
Stock-based compensation	11	2,568	325	3,420	650
Accretion	7	624	223	1,173	440
Other non-cash expenses		16	17	33	33
Foreign exchange loss (gain)		3,512	(6,228)	11,787	(6,532)
Amortization of debt issuance costs	9	4,508	(6,363)	6,404	(977)
Loss on revaluation of warrants	12	683	-	7,062	-
Change in non-cash working capital	13	37,956	2,095	27,431	(3,130)
Cash provided by operating activities		85,163	23,640	102,227	19,144
Financing activities
Payment of lease liabilities		(49)	(6)	(100)	(12)
Cash used in financing activities		(49)	(6)	(100)	(12)
Investing activities
Property, plant and equipment expenditures	6	(21,824)	(1,911)	(53,744)	(4,428)
Acquisitions	6	(1,185)	-	(3,714)	-
Contributions to restricted cash		-	(8,000)	-	(12,050)
Change in non-cash working capital (accrued additions to PPE)	13	7,117	845	3,885	(1,108)
Cash used in investing activities		(15,892)	(9,066)	(53,573)	(17,586)
Exchange rate impact on cash and cash equivalents held in foreign currency		521	(89)	1,898	(27)
Change in cash and cash equivalents		69,743	14,479	50,452	1,519
Cash and cash equivalents, beginning of period		90,234	22,403	109,525	35,363
Cash and cash equivalents, end of period		$159,977	$36,882	$159,977	$36,882

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 5

Notes to the Condensed Interim Consolidated Financial Statements

As at June 30, 2024 and for the three and six months ended June 30, 2024 and 2023

(Unaudited)

1.	CORPORATE INFORMATION

Greenfire Resources Ltd. (the “Company” or “Greenfire”) was incorporated under the laws of Alberta on December 9, 2022. On September 20, 2023, the Company participated in a De-Spac transaction involving a number of entities, including Greenfire Resources Inc. (“GRI”) and M3-Brigade Acquisition III Corp (“MBSC”) (the “De-Spac Transaction”). Refer to Note 3 De-Spac Transaction for additional information. As of January 1, 2024, GRI was amalgamated with Greenfire Resources Operation Corporation (“GROC”). These unaudited condensed interim consolidated financial statements are comprised of the accounts of Greenfire and its wholly owned direct subsidiaries. The prior period amounts presented are those of GRI, which continued as the operating entity, concurrent with recapitalization. MBSC was dissolved as of April 4, 2024.

The Company and its subsidiaries are engaged in the exploration, development and operation of oil and gas properties, focused primarily in the Athabasca oil sands region of Alberta. The Company’s corporate head office is located at 1900, 205 5th Avenue SW, Calgary, AB T2P 2V7.

2.	BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) using International Accounting Standard IAS 34: “Interim Financial Reporting”. They are condensed as they do not include all of the information required for full annual consolidated financial statements, and they should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended December 31, 2023 (the “Annual Financial Statements”). The interim consolidated financial statements have been prepared on a basis consistent with the accounting, estimation and valuation policies described in the Annual Financial Statements, except as described below. The unaudited condensed interim financial statements reflect all normal and reoccurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented.

In these interim consolidated financial statements, all amounts are expressed in Canadian dollars (“$CAD”), which is the Company’s functional currency, unless otherwise indicated. These interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at their estimated fair value.

The Company has one reportable operating segment which is made up of its oil sands operations based on geographic location (Athabasca oil sands region of Alberta, Canada), nature of the products sold and integration of facilities and operations. The chief operating decision maker is the President and CEO, who reviews operating results at this level to assess financial performance and make resource allocation decisions. The Company determines its operating segments based on the differences in the nature of operations, products sold, economic characteristics and regulatory environments and management. All of the Company’s non-current assets are located in Canada, and all of its revenue is earned there.

These interim consolidated financial statements were approved by Greenfire’s Board of Directors on August 14, 2024.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 6

3.	De-Spac Transaction

On September 20, 2023, Greenfire, GRI, MBSC, DE Greenfire Merger Sub Inc. (“DE Merger Sub”) and 2476276 Alberta ULC (“Canadian Merger Sub”), completed a De-Spac Transaction pursuant to a business combination agreement dated December 14, 2022, as amended (the “Business Combination Agreement”) with MBSC. DE Merger Sub and Canadian Merger Sub were incorporated in December 2022 for the purposes of completing the De-Spac Transaction.

Pursuant to the De-Spac Transaction, Canadian Merger Sub amalgamated with and into GRI, with GRI continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire and DE Merger Sub merged with and into MBSC with MBSC continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire.

Greenfire has been identified as the acquirer for accounting purposes. As MBSC does not meet the definition of a business under IFRS 3 Business Combinations, the transaction was accounted for pursuant to IFRS 2, Share Based Payment. On closing of the De-Spac Transaction, the Company accounted for the excess of the fair value of Greenfire common shares issued to MBSC shareholders as consideration, over the fair value of MBSC’s identifiable net assets at the date of closing, resulting in $106.5 million (US$79.4 million) being recognized for the year ended December 31, 2023 as a listing expense.

For the three and six months ended June 30, 2024, the Company expensed $nil (2023 – $1.9 million) and $nil (2023 – $4.2 million) in transaction costs related to the De-Spac Transaction, respectively.

4.	FINANCIAL INSTRUMENTS, FAIR VALUES AND RISK MANAGEMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company is able to classify fair value balances based on the observability of these inputs. The authoritative guidance for fair value measurements establishes three levels of the fair value hierarchy, defined as follows:

●	Level 1: Unadjusted, quoted prices for identical assets or liabilities in active markets;

●	Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3: Significant, unobservable inputs for use when little or no market data exists, requiring a significant degree of judgment.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities included on the condensed interim consolidated balance sheets approximates the fair values of the respective assets and liabilities due to the short-term nature of those instruments.

Derivative financial instruments are used by the Company to manage risks related to commodity prices. All financial risk management contracts are classified at fair value through profit and loss. Financial risk management contracts are included on the condensed interim consolidated balance sheet and are classified as current or non-current based on the contractual terms specific to the instrument. Gains and losses on re-measurement of derivatives are shown separately on the condensed interim consolidated statement of comprehensive income (loss) in the period in which they arise.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 7

The warrants issued were classified as financial liabilities due to a cashless exercise feature and are measured at fair value upon issuance and at each subsequent reporting period, with the changes in fair value and recorded in the condensed interim consolidated statement of comprehensive income (loss). The fair value of these warrants is determined using the Black-Scholes option valuation model (level 2).

The estimated fair value of long-term debt has been determined based on period-end trading prices of long-term debt on the secondary market (level 2).

The Company is exposed to a number of different financial risks arising from normal course business exposures, as well as the Company’s use of financial instruments. There have been no changes in the Company’s objectives, policies or risks surrounding financial instruments.

Commodity price risk

The Company is exposed to commodity price risk on its oil sales, diluent expense and certain operating expenses due to fluctuations in market prices. The Company continues to execute a consistent risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s objective in managing liquidity risk is to maintain sufficient available reserves to meet its financial obligations at any point in time. The Company expects to achieve this objective through prudent capital spending, an active commodity risk management program and through strategies such as continuously monitoring forecast and actual cash flows from operating, financing and investing activities, and available credit facilities. Management believes that future cash flows generated from these sources will be adequate to settle Greenfire’s financial liabilities.

The following table details the financial liabilities as at June 30, 2024:

	<1 year	1-2 years	2+ years	Total
Accounts payable and accrued liabilities	$82,775	$-	$-	$82,775
Lease liabilities[1]	7,388	4,365	1,396	13,149
Risk management contract	26,315	-	-	26,315
Long-term debt[2]	121,132	118,297	171,181	410,610
Total financial liabilities	$237,610	$122,662	$172,577	$532,849

(1)	These amounts include the notional principal and interest payments.

(2)	Amounts represent the undiscounted principal repayments excluding transaction costs (note 9).

Foreign exchange risk

The Company is exposed to foreign currency risk on the principal and interest components of its US dollar denominated 2028 Notes (note 9) and US Dollar denominated cash, cash equivalents, accounts receivables and accounts payables, and accrued liabilities. As at June 30, 2024, Greenfire’s net foreign exchange risk exposure was a US$245.9 million liability (December 31, 2023 – US$257.4 million liability), and a 10% change in the foreign exchange rate would result in a $33.7 million change in the foreign exchange gain or loss.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 8

Credit risk

As at	June 30,	December 31,
($ thousands)	2024	2023
Trade receivables	$18,291	$22,452
Joint interest receivables	9,925	12,228
Accounts receivable	$28,216	$34,680

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

At June 30, 2024, the Company was exposed to concentration risk associated with its outstanding trade receivables and joint interest receivables balances. Trade receivables consisted of balances receivable from two counterparties, representing 60% and 40% of the amounts outstanding, respectively. Of the Company’s trade receivables at June 30, 2024, 100% was receivable from two companies, with approximately 60% and 40% each (December 31, 2023- 100% receivable from a single company). At June 30, 2024, 100% of the Company’s joint interest receivables were held by a single company (December 31, 2023- 100% by a single company). Maximum exposure to credit risk is represented by the carrying amount of accounts receivable on the balance sheet. There are no material financial assets that the Company considers past due and no accounts have been written off.

5.	Revenue

	Three months ended June 30		Six months ended June 30
($ thousands)	2024	2023	2024	2023
Diluted bitumen sales	$211,678	$167,833	$408,658	$343,177
Bitumen sales	7,766	5,772	11,776	10,096
Oil sales	$219,444	$173,605	$420,434	$353,273

The Company has long-term marketing agreements with a single counterparty (“Petroleum Marketer”), which has exclusive marketing rights over the Company’s production and diluent purchases at Hangingstone Expansion (“Expansion”) until October 2028 and at Hangingstone Demo (“Demo”), until April 2026. Fees paid to the Petroleum Marketer as part of these agreements include marketing, incentive and royalty fees. These fees are expensed as incurred as transportation and marketing expenses. As a result of these marketing agreements, the Company is exposed to concentration and credit risks, as all sales are to a single counterparty.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 9

6. PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

($ thousands)	Developed and producing	Right-of-use assets	Corporate assets	Total
Cost
Balance as at December 31, 2022	$1,057,316	$969	$629	$1,058,914
Expenditures on PP&E	33,439	-	(11)	33,428
Right-of-use asset additions	-	12,789	-	12,789
Balance as at December 31, 2023	1,090,755	13,758	618	1,105,131
Expenditures on PP&E	53,744	-	-	53,744
Acquisitions	16,197	-	-	16,197
Change in decommissioning liabilities	27	-	-	27
Balance as at June 30, 2024	1,160,723	13,758	618	1,175,099
Accumulated Depletion, Depreciation and Amortization
Balance as at December 31, 2022	95,572	60	232	95,864
Depletion and depreciation (1)	67,580	183	130	67,893
Balance as at December 31, 2023	163,152	243	362	163,757
Depletion and depreciation (1) (2)	34,947	2,323	46	37,316
Balance as at June 30, 2024	198,099	2,566	408	201,073
Net book Value
Balance at December 31, 2023	927,603	13,515	256	941,374
Balance at June 30, 2024	$962,624	$11,192	$210	$974,026

(1)	As at June 30, 2024 $0.6 million of DD&A was capitalized to inventory (December 31, 2023- $0.2 million).

(2)	Includes capitalized lease payments and related interest of $2.2 million.

On February 22, 2024, Greenfire acquired natural gas assets in the Hangingstone area for consideration of $2.5 million. This acquisition resulted in an increase in PP&E of $12.7 million, including $10.2 million of future decommissioning obligations. On April 19, 2024, Greenfire acquired heavy oil assets in the Athabasca region of Northern Alberta for consideration of $1.2 million. This acquisition resulted in an increase in PP&E of $3.5 million, including $2.3 million of future decommissioning obligations. The Company applied the optional IFRS 3 concentration test to these acquisitions which resulted in the acquired assets being accounted for as asset acquisitions.

No indicators of impairment were identified at June 30, 2024, and as such no impairment test was performed.

7.	DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in petroleum assets including well sites, gathering systems and processing facilities. In 2024, the Company acquired certain natural gas and heavy oil assets in the Athabasca region of Northern Alberta and recognized $12.5 million of future decommissioning obligations. The Company estimates the total undiscounted escalated amount of cash flows required to settle its decommissioning liabilities to be approximately $288.4 million (December 31, 2023 - $206.5 million). For the three and six months ended June 30, 2024, a credit-adjusted discount rate of 12% (December 31, 2023 -12%) and an inflation rate of 2.0% (December 31, 2023 - 2.0%) were used to calculate the decommissioning liabilities. A 1.0% change in the credit-adjusted discount rate would impact the discounted value of the decommissioning liabilities by approximately $2.3 million with a corresponding adjustment to PP&E or net income (loss). The decommissioning liabilities are estimated to be settled in periods up to year 2071.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 10

A reconciliation of the decommissioning liabilities is provided below:

As at ($ thousands)	June 30, 2024	December 31, 2023
Balance, beginning of period	$8,449	$7,543
Acquisitions	12,483	-
Liabilities incurred	27	-
Accretion expense	1,173	906
Balance, end of period	$22,132	$8,449

8.	RISK MANAGEMENT CONTRACTS

The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

The Company’s obligations under its 2028 Notes (see note 9) includes a requirement to implement a 12-month forward commodity price risk management program encompassing not less than 50% of the hydrocarbon output under the proved developed producing reserves (“PDP”) forecast in the Company’s most recent reserves report, as determined by a qualified and independent reserves evaluator. This requirement is assessed monthly for the duration of time that at least US$100 million of the 2028 Notes remain outstanding.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin with increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated balance sheets:

	As at June 30, 2024	As at December 31, 2023
($ thousands)	Liability	Liability
Gross amount	$(26,315)	$(417)
Amount offset	-	-
Risk management contracts	$(26,315)	$(417)

As at June 30, 2024, the following financial commodity risk management contracts were in place:

	WTI- Costless Collar			WTI Fixed Price Swaps
Term	Volume (bbls/d)	Put Strike Price (US$/bbl)	Call Strike Price ($US/bbl)	Volume (bbls/d)	Swap Price (US$/bbl)
Q3 2024	-	-	-	11,500	$70.94
Q4 2024	-	-	-	11,500	$70.94
Q1 2025	8,600	58.23	84.46	-	-
Q2 2025	8,600	59.50	86.34	-	-

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 11

Subsequent to June 30, 2024, Greenfire entered into the following financial commodity risk management contracts:

	WTI- Costless Collar
Term	Volume (bbls/d)	Put Strike Price (US$/bbl)	Call Strike Price ($US/bbl)
July 2025	8,600	$57.91	$83.75
August 2025	4,300	$55.90	$81.80

At June 30, 2024, a US$5 increase or decrease in the price of WTI has a $nil impact on the WTI Costless Collar contracts. The following table summarizes the sensitivity to price changes for Greenfire’s WTI Fixed Price Swaps:

	Change in WTI
As at June 30, 2024 ($ thousands)	Increase of $5.00/bbl	Decrease of $5.00/bbl
Increase (decrease) to fair value of the WTI Fixed Price Swaps	$(10,580)	$10,580

The Company’s commodity risk management contracts are held with two large reputable financial institutions. As a result, the Company concluded that credit risk associated with its commodity risk management contracts is low.

9.	LONG-TERM DEBT

Senior Secured Notes

On September 20, 2023, Greenfire issued US$300 million of senior secured notes (the “2028 Notes”). The 2028 Notes bear interest at the fixed rate of 12.00% per annum payable semi-annually, have a term of five years maturing on October 1, 2028, and is secured by a second priority lien on the Company’s assets, junior to the Senior Credit Facility and financial risk management contracts with the Senior Credit Facility lenders.

As at ($ thousands)	June 30, 2024	December 31, 2023
Senior secured notes (“2028 Notes”) $US	$300,000	$300,000
Foreign exchange rate	1.3687	1.3226
Senior secured notes (“2028 Notes”) $CAD	410,610	396,780
Unamortized debt discount and debt issue costs	(14,026)	(20,430)
Total term debt	$396,584	$376,350
Current portion of long-term debt	121,132	44,321
Long-term debt	$275,452	$332,029

The 2028 Notes are not subject to any financial covenants but subject to certain exceptions and qualifications. The indenture governing the 2028 Notes (the “2028 Indenture”) contains certain non-financial covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, make certain restricted payments, and sell assets. In addition, the Company is required to maintain financial hedges for a minimum of 50% of the forward twelve calendar month forecasted production(1), and to limit capital expenditures to CAD$100 million annually until the outstand principal amount of the 2028 Notes is less than US$100 million and US$150 million, respectively. As at June 30, 2024 the Company was compliant with all covenants.

(1)	Forecasted production is defined by the 2028 Indenture as the Company’s proved developed producing (“PDP”) forecast in the Company’s most recent reserve report, as determined by a qualified and independent reserves evaluator, as prepared to the Canadian standard using National Instrument 51-101.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 12

The 2028 Indenture requires the Company to redeem the 2028 Notes at 105% of the principal amount plus accrued and unpaid interest with 75% of its Excess Cash Flow (as defined in the 2028 Indenture) every six-months (the “ECF Sweep”). When consolidated indebtedness(2) is less than US$150 million, the ECF Sweep is reduced to 25% of Excess Cash Flow until the principal outstanding on the 2028 Notes is US$100 million. On July 12, 2024, the Company redeemed approximately US$61.0 million of the 2028 Notes under the ECF Sweep. The next redemption is due by March 6, 2025.

The Company may make additional redemptions of some or all of the 2028 Notes on or after October 1, 2025, inclusive of a “make whole” premium, as set out in the table below. At any time before October 1, 2025, the Company may redeem up to 40% of the aggregate principal amount of the notes using the net proceeds from certain equity issuances as a redemption price equal to 112% of the principal amount plus accrued and unpaid interest. The following table discloses the redemption amount including the “make whole” premium on redemption of the 2028 Notes:

2028 Notes
On or after October 1, 2025 to October 1, 2026	106%
On or after October 1, 2026 to October 1, 2027	103%
On or after October 1, 2027	100%

As at June 30, 2024, the carrying value of the Company’s long-term debt was $396.6 million and the fair value was $438.3 million (December 31, 2023 carrying value – $376.4 million, fair value - $394.1 million). The 2028 Notes are subject to fixed interest rates and are not exposed to changes in interest rates.

Senior Credit Facility

Greenfire has a reserve-based credit facility (the “Senior Credit Facility”) comprised of an operating facility and a syndicated facility. Total credit available under the Senior Credit Facility is $50 million comprised of a $20 million operating facility and a $30 million syndicated facility.

The Senior Credit Facility is a committed facility available on a revolving basis. On May 24, 2024, the Senior Credit Facility was extended until May 31, 2025, and may, subject to the lenders’ approval, be extended for a further 364-day period. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and any amounts outstanding would be repayable on May 31, 2026. The Senior Credit Facility is subject to a semi-annual borrowing base review, occurring in May and November of each year. The borrowing base is determined based on the lenders’ evaluation of the Company’s petroleum and natural gas reserves and their commodity price outlook at the time of each borrowing base review.

The Senior Credit Facility is secured by a first priority security interest on substantially all of the assets of the Company and is senior in priority to the 2028 Notes. The Senior Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, and sell assets. The Senior Credit Facility is not subject to any financial covenants.

(2)	Consolidated indebtedness under the 2028 Indenture includes amounts outstanding under the 2028 Notes, amounts outstanding under the Senior Credit Facility, and any leases that would be classified as a “capital lease” under IAS 17 – Leases (superseded).

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Amounts borrowed under the Senior Credit Facility bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, adjusted secured overnight financing rate or adjusted Canadian overnight repo rate average, plus a margin of 1.75% to 6.25% based on Debt to EBITDA ratio. A standby fee on the undrawn portion of the Senior Credit Facility ranges from 0.6875% to 1.5625% based on Debt to EBITDA ratio. As at June 30, 2024 and December 31, 2023, the Company had no amounts drawn under the Senior Credit Facility.

Letter of Credit Facility

Greenfire maintains a separate $55 million letter of credit facility (the “EDC Facility”) with a Canadian bank that is supported by a performance security guarantee from Export Development Canada (“EDC”). The EDC Facility is available on a demand basis and letters of credit issued under this facility incur an issuance and performance guarantee fee of 4.25%. As at June 30, 2024, the Company had $54.3 million (December 31, 2023 - $54.3 million) in letters of credit outstanding under the EDC Facility.

10.	SHARE CAPITAL AND PER SHARE AMOUNTS

Share capital

As at June 30, 2024 the Company’s authorized share capital consists of an unlimited number of common shares without a nominal or par value. The following table summarizes the changes to the Company’s common share capital:

	June 30, 2024		December 31, 2023
	Number of shares	Amount	Number of shares	Amount
Shares outstanding
Balance, beginning of period	68,642,515	$158,515	1	$15
Issuance of new common shares per De-Spac Transaction	-	-	43,690,533	-
Issuance for exercise of bond warrants	-	-	15,769,183	38,911
Issuance to MBSC shareholders – Class A and Class B	-	-	5,005,707	62,959
Issuance of new common shares for PIPE investment	-	-	4,177,091	56,630
Issued on exercise of share units	633,895	2,586	-	-
Balance, end of period	69,276,410	$161,101	68,642,515	$158,515

Per share amounts

Net income (loss) per share was calculated using the historical weighted average shares outstanding, scaled by the applicable exchange ratio following the completion of the De-Spac Transaction. The following table summarizes the Company’s basic and diluted net income (loss) per share:

	Three months ended June 30		Six months ended June 30
($ thousands)	2024	2023	2024	2023
Weighted average shares outstanding-basic	69,123,165	48,911,099	68,922,550	48,911,099
Dilutive effect of bondholder warrants	-	17,607,594	-	17,598,240
Dilutive effect of share units	2,996,008	3,916,601	-	3,914,519
Weighted average shares outstanding- diluted	72,119,173	70,435,294	68,922,550	70,423,858
Basic $ per share	$0.45	$0.50	$(0.23)	$0.16
Diluted $ per share	$0.43	$0.35	$(0.23)	$0.11

In computing the diluted net income (loss) per share for the six months ended June 30, 2024, the Company excluded the effect of 7,526,667 Warrants, 2,666,939 Performance Warrants and 1,314,913 RSUs, PSUs and DSUs as their effect are anti-dilutive (three and six months ended June 30, 2023 – nil).

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11.	INCENTIVE COMPENSATION

Issued and Outstanding Share Units

A summary of the performance warrants (“PWs”), restricted share units (“RSUs”), performance share units (“PSUs”), and deferred share units (“DSUs”), collectively the share units, issued and outstanding is as follows:

	PWs	RSUs	PSUs	DSUs	Total
Outstanding January 1, 2024	3,617,016	-	-	-	3,617,016
Granted	-	663,012	830,288	10,213	1,503,513
Exercised	(950,077)	(142,400)	-	-	(1,092,477)
Forfeited	-	(10,548)	(35,652)	-	(46,200)
Balance, June 30, 2024	2,666,939	510,064	794,636	10,213	3,981,852
Exercisable, June 30, 2024	2,666,939	-	-	10,213	2,677,152

Stock-based compensation

	Three months ended June 30		Six months ended June 30
($ thousands)	2024	2023	2024	2023
Performance warrants (PWs)	$-	$325	$-	$650
Restricted share units (RSUs)	1,985	-	2,240	-
Performance share units (PSUs)	583	-	1,111	-
Deferred share units (DSUs)	-	-	69	-
	$2,568	$325	$3,420	$650

Performance warrants

The PWs expire 10 years after the issuance date and became fully vested with the closing of the De-Spac Transaction on September 20, 2023. The PW plan was replaced by the omnibus share incentive plan (the “Incentive Plan”).

Incentive plan

The Company’s incentive plan provides for the granting of DSUs, PSUs, RSUs and options. The aggregate maximum number of Common Shares reserved for issuance thereunder is limited to 10% of the Company’s issued and outstanding Common Shares, less any Common Shares underlying securities granted under any of the Company’s other share compensation arrangements, including Common Shares issuable on exercise of PWs. RSUs, PSUs and DSUs can be settled in either cash or shares issued from treasury and is at the sole discretion of the Board of Directors. It is the Board of Director’s intention to settle all incentive units with shares issued from treasury, therefore the incentive units have been accounted for as an equity-settled stock-based plan.

DSUs are issued to independent members of the Board of Directors and vest immediately upon grant, however the units cannot be settled until the director ceases to be a director. DSUs are valued based on the grant date share price.

RSUs granted under the Incentive Plan typically vest annually in thirds over a three-year period, have no exercise price and automatically settle at each vesting date. RSUs are valued based on grant date share price. On February 19, 2024, the Board of Directors approved, on a one-time basis, the issuance of 17,400 RSUs with a 30-day vesting period to employees.

PSUs granted under the Incentive Plan vest on the third anniversary of the grant date, provided that the Company satisfies certain performance criteria identified by the Board of Directors, which are set and measured to establish a performance multiplier from zero to two. PSUs have been granted with either market-based (“Market PSUs”) or non-market operations-based (“Operations PSUs”) performance criteria. Market PSUs are valued using a Monte Carlo simulation incorporating a three-year life and a volatility of 57%. Operations PSUs are valued based on the share price at the time of grant multiplied by the expected number of shares to be issued. The award value of the Operations PSUs is adjusted at each reporting date for the expected number of shares to be issued, with the cumulative change recognized in net income (loss).

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Related party transaction

On April 19, 2024, the Company entered into a consulting agreement with M3-Brigage Sponsor III, LP (the “MBSC Sponsor”) for the provision of consulting services to the Company relating to, among other things, the Company’s transition to being a public company, maximizing the value of the Company, and educating the market about the Company and its value. Matthew Perkal, a member of the Company’s Board of Directors who was nominated to the Company’s Board of Directors by MBSC Sponsor pursuant to its rights under the Investor Rights Agreement, is Head of SPACs and Special Situations at Brigade Capital Management, LP, an affiliate of MBSC Sponsor and, prior to the Business Combination, served as the Chief Executive Officer of M3-Brigade Acquisition III Corp. The term of the consulting agreement continues until the earlier of April 18, 2029, and the date MBSC Sponsor no longer holds any “Registrable Securities” in the Company (as defined in the Investor Rights Agreement). As compensation for the consulting services, the Company issued MBSC Sponsor 500,000 RSUs under the Company’s Incentive Plan, which vest in four quarterly instalments starting in the second quarter of 2024. The terms of the MBSC Sponsor Consulting agreement were reviewed and approved by the disinterested directors of the Company Board. The fair market value of the RSUs issued to MBSC Sponsor was $4.3 million. During the three and six months ended June 30, 2024, the Company recognized an expense of $1.9 million and issued 125,000 common shares upon vesting of the RSUs.

12.	WARRANT LIABILITY

In conjunction with the De-Spac transaction (note 3), the Company issued approximately 7.5 million warrants, entitling each warrant holder to purchase one common share of Greenfire. The outstanding warrants expire on October 19, 2028, and contain a cashless exercise feature, permitting an exercise without the payment of the exercise price by the issuance of a net, lower number of common shares. The warrants are remeasured to their fair value at each reporting period with the change recognized through the statement of comprehensive income (loss). The following table reconciles the warrant liability.

	Six months ended June 30, 2024		Year ended December 31, 2023
($ thousands)	Number of Warrants	Amount	Number of Warrants	Amount
Balance, beginning of year	7,526,667	$18,630	-	$-
Warrants issued	-	-	5,000,000	35,644
MBSC warrants converted	-	-	2,526,667	17,959
Change in fair value	-	7,062	-	(34,973)
Balance, end of period	7,526,667	$25,692	7,526,667	$18,630
Common shares issuable on exercise	7,526,667	-	7,526,667	-

The fair value of each warrant was estimated using the Black Scholes Merton model with the following assumptions:

	June 30, 2024	December 31, 2023
Share price $USD	$6.75	$4.86
Exercise price $USD	$11.50	$11.50
Average risk-free interest rate	3.51%	3.17%
Average expected dividend yield	-	-
Average expected volatility (1)	61%	69%
Average expected life (years)	4.25	4.75

(1)	Expected volatility has been based on historical share volatility and that of similar market participants.

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13.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table reconciles the net changes in non-cash working capital and other liabilities from the consolidated balance sheet to the consolidated statement of cash flows:

	Three months ended June 30		Six months ended June 30
($ thousands)	2024	2023	2024	2023
Change in accounts receivable	$24,341	$(667)	$6,464	$(2,203)
Change in inventories	(1,048)	46	343	3,854
Change in prepaid expenses and deposits	(31)	(376)	2,674	903
Change in accounts payable and accrued liabilities	22,188	4,006	22,925	(6,726)
	45,450	3,009	32,406	(4,172)
Other items impacting changes in non-cash working capital:
Withholding taxes on share units	(455)	-	(1,235)	-
Unrealized foreign exchange gain (loss) related to working capital	78	(69)	145	(66)
	45,073	2,940	31,316	(4,238)
Related to operating activities	37,956	2,095	27,431	(3,130)
Related to investing activities	7,117	845	3,885	(1,108)
Net change in non-cash working capital	$45,073	$2,940	$31,316	$(4,238)
Cash interest paid (included in operating activities)	$(954)	$(878)	$(26,835)	$(18,308)
Cash interest received (included in operating activities)	$1,267	$668	$2,771	$791

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Corporate Information

Directors	Bankers

Julian McIntyre (1)	Bank of Montreal
Jonathan Klesch	595-8 Avenue SW
W. Derek Aylesworth (2)(3)	Calgary, Alberta, Canada
Venkat Siva (3)	T2P 1G1
Matthew Perkal (3)
Robert Logan	Auditor

(1) Chair of the Board of Directors	Deloitte LLP
(2) Chair of the Audit and Reserves Committee	850 2nd Street SW
(3) Audit and Reserves Committee	Calgary, Alberta, Canada
T2P 0R8
Officers
Reserve Engineers
Robert Logan MPBE, P.Eng
President, and Chief Executive Officer	McDaniel & Associates Consultants Ltd.
2200, 255 – 5th Avenue SW
Tony Kraljic, CA	Calgary, Alberta, Canada
Chief Financial Officer	T2P 3G6

Jonathan Kanderka, P.Eng
Chief Operating Officer

Kevin Millar C.E.T.
SVP Operations & Steam Chief

Albert MA P.Eng
SVP Engineering

Crystal Park P.Eng, MBA
SVP Corporate Development

Charles R. Kraus
Corporate Secretary

Head Office

Calgary, Alberta, Canada
T2P 2V7
www.greenfireres.com
NYSE : GFR
TSX : GFR

Solicitors

Burnet, Duckworth, & Palmer LLP
2400, 525 – 8th Avenue SW
Calgary, Alberta, Canada
T2P 1G1

Carter Ledyard & Milburn LLP
41st Floor
28 Liberty Street
New York, New York 10005

Greenfire Resources Ltd.
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